
06018552


EADS
European Aeronautic Defence and Space Company

LEGAL AFFAIRS
Capital Markets
Fax n° (33) 01 42 24 28 47 - **Tel.** n° (33) 01 42 24 27 77

TELECOPIE
Facsimile transmission

de / from : David ZAKIN / **telephone** / phone : (33) 01 42 24 27 4
Ref. : LA/CLS & CM n° 200662/DZ/BJ

A l'attention de / to the attention of : **SEC's office of International Corporate Finance**
Fax : 00 1 202 772 9207

Date / Date : November 8, 2006
Nombre de pages, celle-ci incluse / Total number of pages, including cover : 10

Re: **European Aeronautic Defence and Space Company EADS N.V.**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934
File No. 082-34662

Dear Ladies and Gentlemen,

On behalf of the European Aeronautic Defence and Space Company EADS N.V. (**"EADS"**), a public limited liability company organized under the laws of the Netherlands and in connection with EADS's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Press Release, dated November 8, 2006, entitled "EADS 9-months results reflect record deliveries and challenges ahead".

Best regards,

David Zakin
Senior Legal Counsel Capital Markets

Dw 11/17


EADS

News Release

EADS 9-months results reflect record deliveries and challenges ahead

- Revenue growth across all Divisions to € 27.5 billion (9m 2005: €.23.4 billion)
- EBIT* of € 1.4 billion (9m 2005: € 2.1 billion)
- Announced A380 delays weigh on Group's third quarter EBIT*

Amsterdam, 8 November 2006 – EADS' (stock exchange symbol: EAD) results for the first nine months of 2006 reflect high delivery levels throughout the Group as well as anticipation of the challenges ahead. From January to September 2006, EADS increased its revenues across all Divisions by 17 percent to € 27.5 billion (9m 2005: € 23.4 billion). The Group achieved an EBIT* (pre-goodwill and exceptionals) of € 1.4 billion (9m 2005: € 2.1 billion), a reduction attributable to the A380 delays and the US Dollar devaluation against the Euro.

"EADS financials remain sound based on good performance of the Airbus delivery programmes and the helicopter, defence and space businesses. Nevertheless, the struggle to reverse the A380 problems imposes a severe burden on our financial performance," said EADS CEOs Tom Enders and Louis Gallois. "This together with the Dollar devaluation requires drastic measures to remain competitive. Therefore the 'Power8' programme in Airbus and structural streamlining of the Group has top priority."

The rescheduling of the A380 delivery plan in early October overshadowed the progress in the A380 type certification process as well as Airbus' record nine-month deliveries of 320 aircraft. Louis Gallois assumed the additional responsibility of the Airbus CEO to drive forward the further development of Airbus, conduct the new programmes requested by the market, and carry out the "Power8" cost and cash saving programme together with a more efficient integration at Airbus and EADS levels. Eurocopter achieved significant successes and sold 471 helicopters – already exceeding all previous full-year order intakes. The Space Division more than doubled its order intake while the Defence & Security Systems Division obtained contracts to build digital radio networks in Germany and Estonia.

All Divisions contributed to the strong increase in **revenues**. Airbus and Eurocopter benefited from a significant increase in deliveries of commercial aircraft and series helicopters. The Defence & Security Systems Division's growth was supported by the expansion of the digital radio network business. The Space Division's revenue increase was fuelled by the Ariane 5 production ramp-up and

progress in the secure satellite communications business. The Military Transport Aircraft Division's revenue increase resulted from the achievement of four milestones in the A400M programme. The combined revenues of EADS' defence businesses amounted to € 5.9 billion (9m 2005: € 4.9 billion).

In the first nine months EADS' **EBIT*** was € 1.4 billion (9m 2005: € 2.1 billion). EBIT* suffered from already announced A380 delay impacts, a less favourable hedge rate and higher Research & Development (R&D) expenses at Airbus. Hedges were maturing at an average rate of € 1 = US$ 1.11 (9m 2005: € 1 = US$ 1.04). Additionally, losses at EADS Sogerma Services weighed down the Group's EBIT*. These impacts were partly compensated by significantly improved contributions from Airbus' series production programmes and the Group's helicopters, defence and space businesses.

In the first nine months of 2006, **self-financed R&D** expenses amounted to € 1,691 million (9m 2005: € 1,431 million). This increase was mostly due to aircraft programmes and an increased Research & Technology effort. EADS' reduced **Net Income** of € 848 million (9m 2005: € 1,271 million), or € 1.06 per share (9m 2005: € 1.60) mainly mirrors the Group's EBIT* development.

Free Cash Flow including customer financing stood at € -153 million (9m 2005: € 1,502 million), reflecting a substantial build-up of working capital. Free Cash Flow before customer financing amounted to € -695 million (9m 2005: € 1,419 million). At the end of September 2006, the **Net Cash** position stood at € 4.8 billion (year-end 2005: € 5.5 billion). The acquisition of BAE Systems' 20 percent stake in Airbus took place in October and will therefore be accounted for in the fourth quarter of 2006. The impact of this transaction on the Net Cash position will be a reduction of € 2.75 billion.

In the first nine months of 2006, EADS' **order intake** amounted to € 25.7 billion (9m 2005: € 38.8 billion). Eurocopter (order intake up 87 percent) and the Space Division (order intake up 130 percent) benefited from a very strong commercial momentum.

At the end of September, EADS' **order book** stood at € 236.5 billion (year-end 2005: € 253.2 billion). Contributions from commercial aircraft activities are based on list prices. The order book decrease versus year-end 2005 mainly results from high delivery levels and a € 11 billion impact due to revaluation at the less favourable €/US$ exchange rate. The Group's defence order book stood at € 52.6 billion as of 30 September 2006 (year-end 2005: € 52.4 billion). At the end of September 2006, EADS had 116,146 **employees** (year-end 2005: 113,210).

Outlook 2006

Based on the expectation of 430 Airbus aircraft deliveries in 2006 and strong contributions from its helicopters, defence and space businesses EADS is set to achieve revenues of well above € 37 billion for the full year as announced on 27 July 2006. EADS withdrew its previously provided 2006 EBIT* and Free Cash Flow guidance on 3 October 2006. As already announced, EADS will not issue an updated 2006 outlook until further notice.

Nevertheless, due to the seasonality of all EADS businesses except from Airbus, the EBIT* of Military Transport Aircraft, Eurocopter, Space and Defence & Security Systems Divisions is traditionally stronger in the fourth quarter than in the previous quarters of the year.

Divisions: High levels of deliveries lead to revenue growth

The **Airbus** Division revenues grew by 16 percent to € 18,570 million (9m 2005: € 16,033 million) mainly driven by ramped-up aircraft deliveries of 320 in the first nine months of 2006 (271 in the same period of the previous year). EBIT* contracted by 38 percent to € 1,141 million (9m 2005: € 1,854 million). A positive volume effect and Route06 savings were more than offset by charges associated with the A380 delay (€ -1.0 billion), a significant dollar impact and higher R&D expenses. Airbus received 226 gross orders during the first three quarters of 2006. At the end of September 2006, the Airbus order book amounted to € 183.8 billion based on list prices, representing a total of 2,061 aircraft (year-end 2005: 2,177 aircraft).

The recently launched cost and cash saving programme "Power8" aims at generating sustainable annual cost savings of at least € 2.0 billion from 2010 onwards. Furthermore, "Power8" aims to speed up development processes and to deliver around € 5.0 billion in cumulative cash savings by 2010. The EADS Board of Directors is preparing to make a decision with respect to the future of the A350 XWB aircraft family in the weeks to come.

The A380 type certification is on schedule and expected to be achieved before year-end. In October, Airbus achieved major market successes with a firm order of 65 A319s from Skybus, a new US-low-fare airline, and with the signature of an agreement with Chinese customer CASGC regarding 150 A320 and a letter of interest for 20 A350 XWB aircraft. In addition Airbus extended its industrial cooperation with China by signing a Framework Agreement on the establishment of an A320 Final Assembly Line in China.

The **Military Transport Aircraft** Division accounted revenues of € 1,699 million (9m 2005: € 504 million). From January to September 2006 it recorded a strengthened EBIT* of € 22 million compared to € 1 million in the same period of 2005, reflecting higher revenue recognition in the A400M programme. Production of the A400M is underway and the Cockpit Mock-up milestone was reached in accordance with the contractual schedule. Nevertheless, EADS is conducting an internal technical assessment to validate the

current programme status and ensure transparency to the customer. In October, Poland purchased two C-295 aircraft for the Air Force's transport fleet. The Division's order book stood at € 20.1 billion (year-end 2005: € 21.0 billion).

Eurocopter performed well in the rapidly growing helicopter market. Revenues strongly improved by 17 percent to € 2,364 million (9m 2005: € 2,021 million) driven by higher helicopter deliveries (257 compared to 210 in the same period of the previous year). EBIT* grew to € 125 million (9m 2005: € 105 million). This 19 percent improvement was achieved by a positive volume effect in series helicopter production and despite a detrimental US Dollar impact.

Eurocopter strongly increased its order intake and achieved orders for 471 helicopters (9m 2005: 243). Thereof 36 percent apply to customers in North America, reflecting Eurocopter's strong footprint in this key market. Besides, the US Army confirmed the selection of EADS to provide up to 322 light utility helicopters. This order marks EADS' breakthrough in the US defence market. Additionally, Eurocopter booked Australia's order for 34 NH90 helicopters and received New Zealand's confirmation for nine NH90s. The Division's order book increased to € 11.4 billion at 30 September 2006 (year-end 2005: € 10.0 billion).

The **Space** Division recorded 17 percent higher revenues of € 1,960 million (9m 2005: € 1,670 million). Main drivers were the ramp-up of Ariane 5 production and progress in military satellite communications such as Skynet 5 or SatcomBw. EBIT* surged to € 45 million in the first nine months compared to € 10 million in the same period of 2005.

Important orders were gained in the field of satellites and services. During the first nine months of 2006 the Division was awarded new orders for seven telecom satellites, two of them being the space segment part of the SatcomBw contract that was registered in July. The order book of the Space Division stood strong at € 12.5 billion as of 30 September 2006 (year-end 2005: € 10.9 billion).

The profitability improvement of the **Defence & Security Systems** Division continues. Revenues increased by four percent to € 3,553 million (9m 2005: € 3,419 million) due to the ramp-up of Eurofighter – 100th series production Eurofighter entered into service with the four partner nations – and the security business. EBIT* for the first nine months 2006 reached € 148 million (9m 2005: € 10 million), due to increased operative performance from Military Air Systems, higher contributions from the Secure Networks business and capital gains from the sale of EADS/LFK to MBDA, which exceeded the US Dollar effects and the planned restructuring costs mostly in the Defence and Communications Systems Business Unit.

In defence electronics, the Division put in place the first building blocks to develop a new missile warning system. Additionally, the first flight of a French UAV system took place. The Spanish Future Soldier System design and development contract

as well as the award for the information systems for the Joint Staff Headquarters of the French Armed Forces in Paris also pave the way for further business potential in the system business. The six-nation Meteor missile programme was successfully fired during the test campaign – a major milestone – and EADS' Secure Networks performed well especially by gaining the contract for digital radio networks in Germany (BOSNet). Finally, the closing of Atlas Elektronik was completed. As of 30 September 2006, the Division's order book amounted to € 17.0 billion (year-end 2005: € 18.5 billion).

Headquarters and Other Businesses (not belonging to any Division):

Revenues of Other Businesses (ATR, EADS EFW, EADS Socata and EADS Sogerma Services) strongly improved by 18 percent to € 922 million (9m 2005: € 783 million) driven by all four Business Units. During the first nine months of 2006 EBIT* accounted for € -187 million (9m 2005: € -56 million). Positive contributions came again from ATR and EADS EFW. EADS Sogerma Services recorded a loss of € -227 million.

The current year is confirming the strong market for turboprop aircraft. The regional aircraft manufacturer ATR received 54 new orders in the first three quarters of 2006. Based on an order book of 116 aircraft ATR will strongly increase deliveries over coming years. EADS EFW delivered nine converted freighters by the end of September and ramped-up its aerostructure business. With the leading Russian aircraft manufacturer Irkut, EADS signed an agreement preparing the foundation of a Joint Venture responsible for the conversion of Airbus A320 family aircraft into freighters. At the end of September 2006, the order book of Other Businesses totalled € 2.3 billion (year-end 2005: € 2.1 billion).

EADS is a global leader in aerospace, defence and related services. The EADS Group includes the aircraft manufacturer Airbus, the world's largest helicopter supplier Eurocopter and the joint venture MBDA, the leading international missile producer in the global market. EADS is the major partner in the Eurofighter consortium, is the prime contractor for the Ariane launcher, develops the A400M military transport aircraft and is one of the largest industrial partners for the European satellite navigation system Galileo.

EADS Investor Relations contacts :

Pierre de BAUSSET	tel. + 49 89 607 34 113	pierre.debausset@eads.com
Nathalie ERRARD	tel. + 33 1 42 24 24 26	nathalie.errard@eads.com
Lars KÄSTLE	tel. + 49 89 607 34 114	lars.kaestle@eads.com
Christopher EMERSON	tel. +1 703 236 3320	christopher.emerson@eads-na.com

EADS – Nine Months Results 2006
(Amounts in Euro)

EADS Group	01-09 2006	01-09 2005	Change
Revenues, in millions thereof defence, in millions	**27,469** 5,921	23,446 4,877	+17% +21%
EBITDA[1], in millions	**2,531**	3,370	-25%
EBIT[2], in millions	**1,393**	2,099	-34%
Research and Development costs, in millions	**1,691**	1,431	+18%
Net Income[3], in millions	**848**	1,271	-33%
Earnings Per Share (EPS)[3]	**1.06**	1.60	-0.54€
Free Cash Flow (FCF), in millions	**-153**	1,502	–
Free Cash Flow before Customer Financing, in millions	**-695**	1,419	–
Order Intake[4], in millions	**25,688**	38,802	-34%

EADS Group	30 Sept 2006	31 Dec 2005	Change
Order Book[4], in millions thereof defence, in millions	**236,524** 52,626	253,235 52,363	-7% +1%
Net Cash position, in millions	**4,800**	5,489	-13%
Employees	**116,146**	113,210	+3%

1) Earnings before interest, taxes, depreciation, amortization and exceptionals
2) Earnings before interest and taxes, pre-goodwill impairment and exceptionals
3) EADS continues to use the term Net Income. It is identical with Profit for the period attributable to equity holders of the parent as defined by IFRS Rules; Revised application of IAS 32 standards required changes regarding the accounting for the put option formerly granted to BAE Systems as a minority shareholder of Airbus (20 percent). In the first nine months of 2006, these changes contributed € 133 million to Net Income (9m 2005: € 246 million) or € 0.17 to earnings per share (9m 2005: € 0.31). These changes also resulted in the recognition of the put option in the balance sheet as a liability for puttable instruments (€ 2.75 billion; year-end 2005: € 3.5 billion). The liability replaces the minority interest for BAE Systems' 20 percent Airbus stake in EADS' balance sheet. The acquisition of BAE Systems' stake in Airbus was closed in October 2006. The impact will therefore be accounted for in the fourth quarter 2006.
4) Contributions from commercial aircraft activities to EADS Order Intake and Order Book based on list prices

by Division (Amounts in millions of Euro)	Revenues			EBIT[1]		
	01-09 2006	01-09 2005	Change	**01-09 2006**	01-09 2005	Change
Airbus	**18,570**	16,033	+16%	**1,141**	1,854	-38%
Military Transport Aircraft	**1,699**	504	+237%	**22**	1	+2,100%
Eurocopter	**2,364**	2,021	+17%	**125**	105	+19%
Space	**1,960**	1,670	+17%	**45**	10	+350%
Defence & Security Systems	**3,553**	3,419	+4%	**148**	10	+1,380%
Headquarters / Consolidation	**-1,599**	-984	–	**99**	175	–
Other Businesses[2]	**922**	783	+18%	**-187**	-56	–
Total	**27,469**	23,446	+17%	**1,393**	2,099	-34%

by Division (Amounts in millions of Euro)	Order Intake[3]			Order Book[3]		
	01-09 2006	01-09 2005	Change	**30 Sept 2006**	31 Dec 2005	Change
Airbus	**14,698**	28,565	-49%	**183,758**	201,963	-9%
Military Transport Aircraft	**856**	1,650	-48%	**20,143**	20,961	-4%
Eurocopter	**3,825**	2,043	+87%	**11,422**	9,960	+15%
Space	**3,441**	1,494	+130%	**12,504**	10,931	+14%
Defence & Security Systems	**2,897**	4,842	-40%	**17,012**	18,509	-8%
Headquarters / Consolidation	**-1,160**	-987	–	**-10,593**	-11,217	–
Other Businesses[2]	**1,131**	1,195	-5%	**2,278**	2,128	+7%
Total	**25,688**	38,802	-34%	**236,524**	253,235	-7%

1) Earnings before interest and taxes, pre-goodwill impairment and exceptionals
2) ATR, EADS EFW, EADS Socata and EADS Sogerma Services are allocated to Other Businesses which is not a stand-alone EADS Division
3) Contributions from commercial aircraft activities to EADS Order Intake and Order Book based on list prices

EADS – Third Quarter Results (Q3) 2006
(Amounts in Euro)

EADS Group	Q3 2006	Q3 2005	Change
Revenues, in millions	**8,489**	7,426	+14%
EBIT[1], in millions	**-239**	559	–
Net Income[2], in millions	**-195**	279	–
Earnings Per Share (EPS)[2]	**-0.24**	0.35	–

by Division	**Revenues**			**EBIT**[1]		
(Amounts in millions of Euro)	**Q3 2006**	Q3 2005	Change	**Q3 2006**	Q3 2005	Change
Airbus	**5,416**	4,771	+14%	**-350**	410	–
Military Transport Aircraft	**455**	178	+156%	**16**	15	+7%
Eurocopter	**891**	755	+18%	**41**	45	-9%
Space	**687**	510	+35%	**9**	3	+200%
Defence & Security Systems	**1,279**	1,247	+3%	**52**	29	+79%
Headquarters / Consolidation	**-501**	-290	–	**37**	69	–
Other Businesses[3]	**262**	255	+3%	**-44**	-12	–
Total	**8,489**	7,426	+14%	**-239**	559	–

The Q3 2006 EBIT* suffered from charges in the context of the already announced A380 delay, a less favourable hedge rate (Q3 2006: € 1 = US$ 1.18 versus Q3 2005: € 1 = US$ 1.14), higher R&D expenses as well as restructuring impacts at EADS Sogerma Services. These burdens were mitigated by a better operational performance mainly driven by higher volume.

1) Earnings before interest and taxes, pre-goodwill impairment and exceptionals
2) EADS continues to use the term Net Income. It is identical with Profit for the period attributable to equity holders of the parent as defined by IFRS Rules; revised application of IAS 32 standards required changes regarding the accounting for the put option formerly granted to BAE Systems as a minority shareholder of Airbus. These changes contributed € -48 million to Net Income (Q3 2005: € 70 million) or € -0.06 to earnings per share (Q3 2005: € 0.09). The acquisition of BAE Systems' stake in Airbus was closed in October 2006. The impact will therefore be accounted for in the fourth quarter 2006.
3) ATR, EADS EFW, EADS Socata and EADS Sogerma Services are allocated to Other Businesses which is not a stand-alone EADS Division.

* EADS uses **EBIT pre-goodwill impairment and exceptionals** as a key indicator of its economic performance. The term "exceptionals" refers to such items as depreciation expenses of fair value adjustments relating to the EADS merger, the Airbus Combination and the formation of MBDA, as well as impairment charges thereon.

Safe Harbour Statement:

Certain statements contained in this press release are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect the EADS' views and assumptions as of the date of the statements and involve known and unknown risk and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

When used in this press release, words such as "anticipate", "believe", "estimate", "expect", "may", "intend", "plan to" and "project" are intended to identify forward-looking statements.

This forward looking information is based upon a number of assumptions including without limitation: assumption regarding demand, current and future markets for EADS' products and services, internal performance, customer financing, customer, supplier and subcontractor performance or contracts negotiations, favourable outcomes of certain pending sales campaigns.

Forward looking statements are subject to uncertainty and actual future results and trends may differ materially depending on variety of factors including without limitation: general economic and labour conditions, including in particular economic conditions in Europe, North America and Asia, legal, financial and governmental risk related to international transactions, the cyclical nature of some of EADS' businesses, volatility of the market for certain products and services, product performance risks, collective bargaining labour disputes, factors that result in significant and prolonged disruption to air travel world wide, the outcome of political and legal processes, including uncertainty regarding government funding of certain programs, consolidation among competitors in the aerospace industry, the cost of developing, and the commercial success of new products, exchange rate and interest rate spread fluctuations between the Euro and the U.S. dollar and other currencies, legal proceeding and other economic, political and technological risk and uncertainties.

Additional information regarding these factors is contained in the Company's "registration document" dated April 26, 2006.